UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

ImproveNet, Inc.
(Name of Subject Company (issuer))

ImproveNet, Inc.
(Name of Filing Persons (issuer and offeror))

Common Stock — $0.001 par value per share
(Title of Class of Securities)

45321E106
(CUSIP Number of Class of Securities)

Ronald B. Cooper ImproveNet, Inc. 1286 Oddstad Drive, Redwood City, California 94063 (650) 363-8173
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
William T. Manierre
Sheppard, Mullin, Richter & Hampton LLP
Four Embarcadero Center, 17th Floor, San Francisco, CA  94111
(415) 774-3283

CALCULATION OF FILING FEE

Transaction valuation* $2,655,981	Amount of filing fee $531.20

*

For purposes of calculating the amount of filing fee only.  The amount assumes the purchase of 17,706,540 shares of common stock, par value $0.001 per share, of  ImproveNet at a price per share of $0.15.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$531.20
	Form or Registration No.:	Schedule TO-I/13 E-3 — No. 005-60293
	Filing Party:	ImproveNet, Inc.
	Date Filed:	10/7/02

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to rule 14(d)-.
☒	issuer tender offer subject to rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 to Schedule TO/13E-3 (this “Amendment” and, as amended, this “Schedule TO”) is filed by ImproveNet, Inc., a Delaware corporation.  This Schedule TO relates to the offer by ImproveNet to purchase any and all outstanding shares of its common stock, par value $0.001 per share, at a purchase price of $0.14 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 4, 2002, and in the related Letter of Transmittal, copies of which are incorporated by reference herein as Exhibits a.1.1 and a.1.2, which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

This Amendment is filed to report the results of the Offer.  The Offer expired on January 2, 2003.  A total of 13,913,975 shares of the common stock of ImproveNet were tendered in response to the Offer and were accepted for payment.  The shares tendered constituted approximately 78.6% of the 17,706,540 shares that were outstanding when the Offer commenced.  In addition, warrants to purchase 100,000 shares and options to purchase 5,000 shares were also tendered and accepted for payment.

The shares of the common stock of ImproveNet issued to the former shareholders of eTechLogix, Inc., in connection with the merger involving the companies were not tendered and remain outstanding.

ITEM 12.	EXHIBITS.

a.1.1	Offer to Purchase.*

a.1.2	Letter of Transmittal*

a.1.3	Notice of Guaranteed Delivery.*

a.1.4	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

a.1.5	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

a.1.6	Letter to Stockholders from the Company.*

a.1.7	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

a.1.8	Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of ImproveNet, Inc.*

c.	Opinion of Shoreline Pacific, LLC, dated July 23, 2002 (included as Appendix A to the Offer to Purchase, which is attached to this Schedule TO as Exhibit a.1.1, and incorporated herein by reference).

e.	Agreement and Plan of Merger (incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K of ImproveNet, Inc. filed August 6, 2002).

99.1	Text of Press Release Dated December 23, 2002.*

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2003	ImproveNet, Inc.

	By:	/s/ RONALD B. COOPER
Ronald B. Cooper, Chairman

EXHIBIT INDEX

EXHIBIT	EXHIBIT NAME

a.1.1	Offer to Purchase.*

a.1.2	Letter of Transmittal.*

a.1.3	Notice of Guaranteed Delivery.*

a.1.4	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

a.1.5	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies, and other Nominees.*

a.1.6	Letter to Stockholders from the Company.*

a.1.7	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

a.1.8	Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of ImproveNet Inc.*

c.	Opinion of Shoreline Pacific, LLC, dated July 23, 2002 (included as Appendix A to the Offer to Purchase, which is attached to this Schedule TO as Exhibit a.1.1, and incorporated herein by reference).

e.	Agreement and Plan of Merger (incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K of ImproveNet, Inc. filed August 6, 2002).

99.1	Text of Press Release Dated December 23, 2002.*

*	Previously filed.

**********